Exhibit 99.1

Canadian Solar Reports Fourth Quarter and Full Year 2015 Results

Guelph, Ontario, March 10, 2016 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the fourth quarter ended December 31, 2015.

Fourth Quarter 2015 Highlights

•                  Total solar module shipments were a quarterly record high of 1,430 MW, of which 1,398 MW were recognized in revenue, compared to 1,150 MW recognized in revenue in the third quarter of 2015.

•                  Net revenue was a quarterly record high of $1,120.3 million, compared to $849.8 million in the third quarter of 2015.

•                  Net revenue from the total solutions business as a percentage of total net revenue was 30.7%, compared to 26.6% in the third quarter of 2015.

•                  Gross margin was 17.9%, compared to 14.9% in the third quarter of 2015.

•                  Net income attributable to Canadian Solar was $62.3 million, or $1.05 per diluted share, compared to $30.4 million, or $0.53 per diluted share, in the third quarter of 2015.

•                  Cash, cash equivalents and restricted cash balances at the end of the quarter totaled $1.1 billion, compared to $1.0 billion at the end of the third quarter of 2015.

•                  Net cash generated from operating activities was $201.7 million, compared to $41.4 million in the third quarter of 2015.

•                  During the quarter, the Company completed the construction and tax-equity financing of all of its late-stage, utility-scale project pipeline in the U.S., and sold controlling stakes in two projects totaling 246.9 MWp.

•                  During the quarter, the Company completed the sale of three solar power plants valued at over C$197.1 million ($144.5 million), in Canada.

•                  The Company has recently started the operation and retained ownership of solar power plants totaling 144.0 MWp, including 14.1 MWp in Canada, 6.2 MWp in Japan, 22.9 MWp in the United Kingdom and 100.8 MWp in China.

Full Year 2015 Highlights

•                  Total solar module shipments were an annual record high of 4,706 MW, of which 4,384 MW were recognized in revenue, compared to 2.8 GW recognized in revenue in 2014.

•                  Net revenue was an annual record high at $3.47 billion, compared to $2.96 billion in 2014.

•                  Net revenue from the total solutions business as a percentage of total net revenue was 30.9%, compared to 44.5% in 2014.

•                  Income from operations was $247.4 million and non-cash charges for depreciation, amortization and equity compensation were $100.2 million.

•                  Net income attributable to Canadian Solar was $171.9 million, or $2.93 per diluted share, compared to $239.5 million, or $4.11 per diluted share, in 2014.

•                  During the year, the Company delivered a total of 388 MW of system kits and utility-scale solar power plants to all of its key markets.

•                  Cash flow from operations was $397.0 million, compared to $265.1 million in 2014.

Fourth Quarter 2015 Results

Net revenue in the fourth quarter of 2015 was $1,120.3 million, up 31.8% from $849.8 million in the third quarter of 2015 and up 17.2% from $956.2 million in the fourth quarter of 2014.  Total solar module shipments in the fourth quarter of 2015 were 1,430 MW, of which 1,398 MW were recognized in revenue, compared to 1,150 MW recognized in revenue in the third quarter of 2015 and 897 MW recognized in revenue in the fourth quarter of 2014.  Solar module shipments recognized in revenue in the fourth quarter of 2015 included 63.8 MW used in the total solutions business, compared to 110.5 MW in the third quarter of 2015 and 163.3 MW in the fourth quarter of 2014.

By geography, in the fourth quarter of 2015, sales to the Americas represented 51.9% of net revenue, sales to Asia represented 41.1% of net revenue, and sales to Europe and others represented 7.0% of net revenue, compared to 52.6%, 41.3% and 6.1% respectively, in the third quarter of 2015 and 61.8%, 31.8%, 6.4% respectively, in the fourth quarter of 2014.

	Q4 2015		Q3 2015		Q4 2014
	US$M	%	US$M	%	US$M	%
The Americas	581.0	51.9	447.0	52.6	590.8	61.8
Asia	460.2	41.1	351.1	41.3	303.7	31.8
Europe and Others	79.1	7.0	51.7	6.1	61.7	6.4
Total	1,120.3	100	849.8	100	956.2	100

Gross profit in the fourth quarter of 2015 was $200.5 million, compared $126.8 million in the third quarter of 2015 and $184.9 million in the fourth quarter of 2014.  Gross margin in the fourth quarter of 2015 was 17.9%, compared to 14.9% in the third quarter of 2015 and 19.3% in the fourth quarter of 2014.  The sequential increase in gross margin was primarily due to higher margin and higher contribution from the total solutions business, as well as lower module manufacturing cost.

Total operating expenses were $95.2 million in the fourth quarter of 2015, down 0.8% from $95.9 million in the third quarter of 2015 and up 38.1% from $68.9 million in the fourth quarter of 2014.

Selling expenses were $39.4 million in the fourth quarter of 2015, up 5.7% from $37.2 million in the third quarter of 2015 and up 8.7% from $36.2 million in the fourth quarter of 2014. The sequential increase in selling expenses was primarily due to higher shipping and handling expenses, partially offset by lower sales commission. The year-over-year increase was primarily due to higher shipping and handling expenses and higher sales commission.

General and administrative expenses were $51.0 million in the fourth quarter of 2015, down 6.7% from $54.6 million in the third quarter of 2015 and up 74.1% from $29.3 million in the fourth quarter of 2014.  Excluding the $20.8 million expense related to the settlement of LDK arbitration case in the third quarter of 2015, the sequential increase in general and administrative expenses was primarily due to impairment of certain idle assets of approximately $7.0 million, an increase in bad debt expense as well as higher salary and bonus expenses. The year-over-year increase was primarily due to consolidation of Recurrent Energy’s general and administrative expenses.

Research and development expenses were $4.8 million in the fourth quarter of 2015, compared to $4.1 million in the third quarter of 2015 and $3.4 million in the fourth quarter of 2014.

Income from operations was $105.3 million in the fourth quarter of 2015, compared to $30.9 million in the third quarter of 2015, and $116.0 million in the fourth quarter of 2014.  Operating margin was 9.4% in the fourth quarter of 2015, compared to 3.6% in the third quarter of 2015 and 12.1% in the fourth quarter of 2014.

Non-cash depreciation and amortization charges were approximately $24.7 million in the fourth quarter of 2015, compared to $24.8 million in the third quarter of 2015, and $22.2 million in the fourth quarter of 2014. Non-cash equity compensation expense was $1.4 million in the fourth quarter of 2015, compared to $1.4 million in the third quarter of 2015, and $1.2 million in the fourth quarter of 2014.

Interest expense was $17.1 million in the fourth quarter of 2015, compared to $13.0 million in the third quarter of 2015, and $12.1 million in the fourth quarter of 2014.

Interest income was $4.2 million in the fourth quarter of 2015, compared to $4.2 million in the third quarter of 2015 and $4.2 million in the fourth quarter of 2014.

The Company recorded a loss on change in fair value of derivatives of $9.4 million in the fourth quarter of 2015, compared to a loss of $12.3 million in the third quarter of 2015 and a gain of $14.9 million in the fourth quarter of 2014.  The loss on change in fair value of derivatives in the fourth quarter of 2015 included a loss on change in fair value of foreign currency hedging loss of $0.9 million and loss on change in fair value of warrants of $8.9 million. The warrants were issued in conjunction with the $180 million in financing arranged by Credit Suisse in the fourth quarter of 2015.  These warrants can be settled in cash at the discretion of the holder and as a result they are liability derivatives which were fair valued at issuance and are subsequently marked to market at the end of each reporting period.

Foreign exchange gain in the fourth quarter of 2015 was $11.3 million compared to a foreign exchange gain of $17.1 million in the third quarter of 2015 and a foreign exchange loss of $19.8 million in the fourth quarter of 2014.

Income tax expense was $31.0 million in the fourth quarter of 2015, compared to tax benefit of $3.9 million in the third quarter of 2015 and income tax expense of $27.5 million in the fourth quarter of 2014.

Net income attributable to Canadian Solar was $62.3 million, or $1.05 per diluted share, in the fourth quarter of 2015, compared to net income of $30.4 million, or $0.53 per diluted share, in the third quarter of 2015, and net income of $75.7 million, or $1.28 per diluted share, in the fourth quarter of 2014.

Financial Condition

The Company had $1.13 billion of cash, cash equivalents and restricted cash as of December 31, 2015, compared to $1.00 billion as of September 30, 2015.

Accounts receivable, net of allowance for doubtful accounts, at the end of the fourth quarter of 2015 were $426.8 million, compared to $431.9 million at the end of the third quarter of 2015.  Accounts receivable turnover was 43 days in the fourth quarter of 2015, compared to 48 days in the third quarter of 2015.

Inventories at the end of the fourth quarter of 2015 were $334.5 million, compared to $426.4 million at the end of the third quarter of 2015.  Inventory turnover was 40 days in the fourth quarter of 2015, compared to 63 days in the third quarter of 2015.

Accounts and notes payable at the end of the fourth quarter of 2015 were $985.8 million, compared to $1.02 billion at the end of the third quarter of 2015.

Short-term borrowings at the end of the fourth quarter of 2015 were $1.16 billion, compared to $1.06 billion at the end of the third quarter of 2015.  Long-term debt at the end of the fourth quarter of 2015 was $606.6 million, compared to $514.3 million at the end of the third quarter of 2015.  Senior convertible notes totaled $150.0 million at the end of the fourth quarter of 2015, unchanged from the end of the third quarter of 2015.  Short-term borrowings and long-term debt directly related to utility-scale solar power projects totaled $560.6 million at the end of the fourth quarter of 2015.

At the end of the fourth quarter of 2015, the Company booked approximately $1.2 billion of solar power plant assets in property, plant and equipment. This includes plants already in operation, as well as plants in construction to be owned and operated.

The purchase price paid by the Company for Recurrent Energy and the operating solar projects acquired from KKR has been allocated on a preliminary basis to assets acquired and liabilities assumed based on available information and management’s best estimates. The Company is still finalizing this allocation. The final allocation may differ from this preliminary allocation.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “This was a record breaking year for Canadian Solar.  Our track record of consistent and reliable execution continues to reinforce our competitive position and strong bankability.  This in turn is providing us with excellent support from financial institutions and investors worldwide.  The more than 4.7 GW of total solar module shipments in 2015 underscores the vast growth opportunities we see ahead in our key markets worldwide.  Equally important, we continue to make impressive progress in the buildout of our Energy or total solutions business, with 398 MW of solar plants in operation, a late-stage project pipeline totaling 2.0GW in execution, and an early stage project pipeline of 8.3 GW in development, 2.6 GW of which is in the U.S. and will benefit from the recent ITC extension.  This gives us considerable visibility into our earnings power, as well as flexibility over the timing of the potential launch of our own YieldCo.”

Michael G. Potter, Senior Vice President and Chief Financial Officer of Canadian Solar, added: “Our revenue increased 31.8% over the third quarter of 2015 to $1,120.3 million.  We reduced our inventory by $91.9 million as we tightened controls over working capital.  Gross margin of 17.9% was above the high end of our guidance of 13% to 15%, driven by favorable currency trends that resulted in higher than expected average selling prices for our Module business and higher than expected margins in our Energy business.  The Energy business margins were higher due to timing on the recognition of US project sales and better than expected results from sales of projects in Canada.  We closed all of the required construction and tax equity financing for our near-term US projects in 2015 at what we believe to be low and very competitive rates.  We continue to believe that our track record of execution and our strong financial results position us well to implement our plans for the next few years.  We remain flexible on our plans to launch a YieldCo and are willing to sell projects in the short term to recycle growth capital while maintaining enough size and scale to launch a YieldCo should market conditions become favorable.”

Utility Scale Project Pipeline

The Company’s solar project pipeline totals 10.3 GWp, including approximately 2.0 GWp of projects in late-stage of development, and 8.3 GWp in early- to mid-stage of development. The Company would like to caution that some of the projects under development may fail to secure all the permits and grid-connection approvals and as a result may not reach completion.

Late-Stage Solar Project Pipeline

Canadian Solar’s late-stage, solar project pipeline totals approximately 2.0 GWp, with an estimated resale value and gross profit contribution exceeding $4.5 billion and $850 million, respectively, once these projects have been built and connected to the grid.

In Canada, in the fourth quarter of 2015, the Company started the commercial operation of four solar power plants totaling 57.0 MWp. Three of these plants, Illumination, Aria and Earthlight, totaling 42.9 MWp and valued at over C$197.1 million ($144.5 million), were sold to investors.  The Company intends to own and operate the forth plant, Alfred.

In the United States, in the fourth quarter of 2015, the Company sold a controlling interest in the 212.1 MWp Roserock and the 272.1 MWp Garland solar power projects to Southern Power, a subsidiary of Southern Company (NYSE: SO). As of the end of the fourth quarter of 2015, the Company had secured debt commitments totaling $1.8 billion with a syndicate of banks and tax-equity commitments totaling $1.3 billion from several investors, to fund the build-out of all of its utility scale projects currently under construction. The Company’s utility-scale solar project pipeline in the U.S. totals approximately 770.9. MWp as detailed below:

Project	Gross MWp	Net MWp(*)	Location	Status	Expected COD
Astoria 1	130.8	130.8	CA	In Construction	2016
Astoria 2	100.0	100.0	CA	In Construction	2016
Barren Ridge	78.0	62.4	CA	In Construction	2016
Mustang	134.4	114.2	CA	In Construction	2016
Tranquility	257.7	126.3	CA	In Construction	2016
Roserock	212.1	103.9	TX	In Construction	2016
Garland	272.1	133.3	CA	In Construction	2016
Total	1,185.1	770.9

* Reflects Company net ownership after sales and tax equity financing

In Japan, as recently announced, the Company started commercial operation of three solar power plants, with a total capacity of approximately 6.2 MWp. As of the end of January 2016, the Company’s pipeline of projects in development was approximately 582.2 MWp, with 81.5 MWp in construction and an additional 107.4 MWp at the ready-to-build stage.  Under a recent rule change, METI will give developers a grace period to submit a signed interconnection contract for existing projects under development to lock in the feed-in-tariff (FIT). Projects that are not able to reach this milestone within the grace period will have their respective FIT rate reduced to the applicable rate at that time. The exact length of this grace period is still to be announced. The Company has signed interconnection agreements for projects totaling approximately 200 MWp, and believes it can sign interconnection agreements for an additional 170-215 MWp within the next 12 months. The Company will reassess the options for the projects that do not secure interconnection agreements within this grace period, in the context of the market environment at that time.

Utility Scale Pipeline in Japan: Expected COD Schedule - MWp

2016	2017	2018	2019	2020*	Total
56.2	363.5	37.5	0.0	125.0	582.2

*125MWp in Tohoku moved to 2020

In China, the Company recently started commercial operation of eight solar power plants totaling approximately 100.8 MWp, including five solar plants in the fourth quarter of 2015 totaling 85.1 MWp, and three solar plants in the first quarter of 2016 totaling 15.7 MWp. During 2016, the Company expects to connect to the grid solar plants totaling an additional 150 MWp.

In the United Kingdom, in the fourth quarter of 2015, the Company started commercial operation of five solar power plants totaling 22.9 MWp. The Company’s late-stage solar project pipeline totals 57.0 MWp, which are expected to be connected to the grid in 2016.

In Brazil, the Company won bids in Pirapora, Minas Gerais, for three solar projects totaling 110.0 MWp increasing the Company’s late-stage solar project pipeline to 384.0 MWp.  Canadian Solar expects its solar power plants in Brazil to be connected to the grid in 2017 and 2018.  Once connected, the electricity generated will be purchased by a Brazilian government entity under a 20-year power purchase agreement.

Early- to Mid-Stage Solar Project Pipeline

The Company’s early- to mid-stage solar project pipeline now totals 8.3 GWp, including approximately 2.6 GWp of projects under development by Recurrent Energy in the U.S. that are expected to be constructed over the next five years and qualify for the investment tax credit. Recurrent Energy’s development activities in the U.S. are divided into three key regions of focus: Northeast, Central and West - with pipelines of approximately 2.0 GWp in the West and more than 600 MWp in the Central region. California and Texas continue to be priority states for Recurrent Energy.

Solar Power Plants in Operation

In addition to its utility-scale project development pipeline, the Company now has a fleet of solar power plants in operation totaling approximately 398.1 MWp, up from 257.2 MWp in the third quarter of 2015. Revenue from the sale of electricity in the fourth quarter of 2015 totaled $13.6 million, compared to $8.7 million in the third quarter of 2015. The resale value of the Company’s fleet of operating solar power plants is estimated at over $850 million, with gross margin of contribution exceeding 20.0%.

Solar Power Plants in Operation - MWp

Canada	United Kingdom	Japan	China	U.S.	Spain	Total
100.1	63.3	21.2	196.2	12.5	4.8	398.1

Manufacturing Capacity Expansion

As previously disclosed, the Company is increasing its manufacturing capacity to meet expected strong growth in demand for its solar products across the globe. The Company plans to expand its wafer, cell and module capacities to 1.0 GW, 3.9 GW and 5.73 GW, respectively, by December 31, 2016.

	Manufacturing Capacity Roadmap - MW
	31-Dec-2015	30-Jun-2016	31-Dec-2016
Wafer	400	1,000	1,000
Cell	2,700	2,700	3,900
Module	4,330	4,630	5,730

The Company’s wafer manufacturing capacity at its Luoyang plant, Henan Province, is expected to reach 1.0 GW by June of 2016. The Company’s cell manufacturing capacity at its Suzhou and Funing plants, in Jiangsu Province, currently totals 2.2 GW and 500 MW, respectively. The Company’s cell manufacturing capacity at its Funing plant, Jiangsu Province, is expected to reach 1.0 GW by July of 2016. The Company’s new 700 MW cell manufacturing plant, located in South East Asia, is expected to be commissioned in the second half of 2016. The Company’s existing module manufacturing capacity now totals 4.33 GW, and is expected to reach 5.73 GW by the end of 2016: 4.1 GW in China — 3.0 GW in Changshu, Jiangsu Province, and 1.1 GW in Luoyang, Henan Province — and 1.63 GW at existing and new locations outside China: 500 MW in Canada, 300 MW in Vietnam, 30 MW in Indonesia, 300 MW in Brazil and 500 MW in South East Asia.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates with respect to operating and market conditions, its current order book and the global financing environment. It is also subject to uncertainty relating to customer final demand and solar project construction schedule.  Management’s views and estimates are subject to change without notice.

For the first quarter of 2016, the Company expects total module shipments to be in the range of approximately 1,085 MW to 1,135 MW, including approximately 15 MW of shipments to the Company’s utility-scale solar projects that may not be recognized in first quarter 2016 revenue. Total revenue for the first quarter of 2016 is expected to be in the range of $645 million to $695 million, with gross margin expected to be between 12% and 14%.

For the full year 2016, the Company expects total module shipments to be in the range of approximately 5.4 GW to 5.5 GW, with approximately 5.0 GW recognized in revenue. Total revenue for the full year 2016 is expected to be in the range of $2.9 billion to $3.1 billion. The Company expects its cost of production to decrease throughout the year as new internal wafer, cell module capacities come online both inside and outside China, and the percentage of external purchase and OEM is reduced. Management expects that the increase in vertical integration along the manufacturing steps will help the Company maintain or improve its gross margin.

The above revenue guidance does not include the potential sale of solar power plants that the Company currently owns and operates, or expects to reach commercial operation in 2016 in OECD countries.  The Company remains flexible in ways to monetize these assets in order to maximize shareholder’s return, and may consider selling some of its OECD solar plants, in which case revenue for the full year is expected to be in the range of $3.2 billion to $3.6 billion, an increase of $300 million to $500 million over our base forecast.

The Company’s solar power plant assets in OECD countries are expected to reach 1.1 GW by the end of 2016.  The Company estimates that the resale value of these assets, based on the Company’s understanding of the current market conditions for such assets, at approximately $2.5 billion, with gross profit contribution of approximately $355 million. The market situation may change from time to time, resulting in different resale values if and when the Company does sell any of its project assets. In addition, the Company estimates the electricity revenue from these solar power plants, on an annualized run-rate basis, is approximately $160-170 million at the end of 2016.

	Build to Own Solar Plants in OECD Countries - MWp
	USA	Japan	UK	Canada	Total
COD in 2016	771.0	56.2	57.0	—	884.2
Operating	12.5	21.3	63.3	100.1	197.2
Total	783.5	77.5	120.3	100.1	1081.4

“As we enter 2016, we expect to continue to grow both our module shipment volume and our downstream solar power plant business.  However, our focus on the module side is really to upgrade our technology and to improve our cost structure through selected capacity investment, especially in the midstream solar cell part of the value chain. The increase in our internal wafer and cell production will help us to increase the module power output and lower our cost, therefore, better prepare us for future competition. Meanwhile, Canadian Solar has been gradually but surely becoming one of the leading developer and owner of high quality solar power plants around the world. We have several options to monetize our project development expertise and our solar power plant assets. These options include, for example, outright sale of our solar power plants, asset-backed securitization or a YieldCo launch subject to market conditions. Our goal is to maximize the long-term return to our shareholders.”

Recent Developments

On February 24, 2016, Canadian Solar announced that it entered into a financing agreement pursuant to which Goldman Sachs Japan Co., Ltd. has agreed to arrange JPY3.0 billion ($26.0 million) project finance bond for Canadian Solar’s 10.2 MWp Aomori-Misawa Solar Power Plant in Rokunohe-cho, Kamikita-gun, Aomori Prefecture, Japan.

On February 19, 2016, Canadian Solar announced that it supplied 2.8 MW of its CSI-28/36-KTL-CT three-phase inverters to the Brar Family Partnerships in Delano, California.

On February 18, 2016, Canadian Solar announced that it secured a credit facility pursuant to which Ping An Bank will provide up to $300 million to Recurrent Energy to support Recurrent Energy’s solar power project development, construction and operation activities. The credit facility has a three-year maturity.

On February 8, 2016, Canadian Solar announced that it started the commercial operation of three solar power plants in Japan, totaling approximately 6.2 MWp.  The 6.2 MWp portfolio of projects includes the 2.3 MWp Ashikita Solar Power Plant in Kumamoto City, Kumamoto Prefecture, the 2.2 MWp Minamishimabara Power Plant - East and the 1.7MWp Minamishimabara Plant - West in Minamishimabara City, Nagasaki Prefecture.

On February 4, 2016, Canadian Solar announced that its wholly-owned subsidiary, Canadian Solar Solutions Inc., has secured contracts to supply 50 MW AC (60 MW DC) of MaxPower CS6X Ontario-made solar panels and 30 medium voltage power stations for the Southgate Solar project. This utility-scale solar project, developed by Samsung Renewable Energy Inc. and Connor, Clark & Lunn Infrastructure, will be built in the Township of Southgate, County of Grey, Ontario.

On February 1, 2016, Canadian Solar announced that its wholly owned subsidiary, Canadian Solar Japan K.K., has entered into a syndicated loan agreement pursuant to which Mizuho Bank, Ltd., acting as the book-runner, has agreed to provide a total of JPY4.7 billion ($39.5 million) to Canadian Solar Japan K.K to support its working capital and business operations.

On January 28, 2016, Canadian Solar announced that it has entered into agreements with International Finance Corporation (“IFC”) to receive a financing package of up to $70 million in loans and equity investment. IFC’s financing package includes loans to Canadian Solar of up to $60 million and a subscription for up to $10 million of common shares of the Company. The agreements with IFC underscore the Company’s commitment to expanding in Asia and Latin America, as well as conducting its operations in compliance with IFC’s environmental and social performance standards.

On January 15, 2016, Canadian Solar announced that its wholly owned subsidiary, Canadian Solar Solutions Inc., has secured contracts to supply 50 MWac (60 MWp) of MaxPower CS6X Ontario-made solar panels and 30 medium voltage power stations for the Windsor Solar LP facility. This utility-scale solar project, developed by Samsung Renewable Energy Inc. (“Samsung”) and Connor, Clark and Lunn Infrastructure (“CC&L Infrastructure”), will be built in the City of Windsor, Ontario.

On January 6, 2016, Canadian Solar announced that it has energized an additional five solar power plants in the United Kingdom, totaling 22.9 MWp, bringing its total fleet of solar power plants in operation in the United Kingdom to 63.1 MWp.

On January 5, 2016, Canadian Solar announced that Recurrent Energy closed a tax equity investment commitment with GE Energy Financial Services, a unit of GE (NYSE: GE), for the 75 MWac Astoria 2 solar power project. Recurrent Energy also closed a debt facility for the Astoria 2 project, which is currently under construction in California.

On December 23, 2015, Canadian Solar announced that its wholly-owned subsidiary, Canadian Solar Solutions Inc., completed the sale of its 10 MW AC EarthLight solar power plant to One West Holdings Ltd., an affiliate of Concord Green Energy Inc. The plant, valued at over CAD$69.4 million ($49.7 million), is located in Georgina, Ontario.

On December 21, 2015, Canadian Solar announced that its wholly owned subsidiary, Canadian Solar Solutions Inc., completed the sale of the 9 MW AC Aria solar power plant valued at over CAD$65.6 million ($47.2 million) to One West Holdings Ltd., an affiliate of Concord Green Energy Inc. The Aria plant is located in the Township of Elmvale, Ontario.

On December 18, 2015, Canadian Solar announced that Recurrent Energy closed a combined construction and term debt facility with a syndicate of five banks for its 200 MW AC Garland solar power project in California. The project is currently under construction.

On December 18, 2015, Canadian Solar announced that Recurrent Energy signed an agreement with Southern Power, a subsidiary of Southern Company, giving Southern Power a controlling interest in the Garland solar power project in California.

On December 15, 2015, Canadian Solar announced the sale of the 10 MW AC (14 MW DC) Illumination solar power plant to an affiliate of DIF Infrastructure III. The plant, valued at CAD $65.9 million ($48.4 million), is located in Scugog, Ontario. It reached commercial operation on November 13, 2015 and will sell electricity pursuant to a 20-year Independent Electricity System Operator feed-in-tariff contract.

On December 15, 2015, Canadian Solar announced that it raised a final tranche of $80.0 million under its previously announced two-year senior secured term loan arranged by Credit Suisse AG, Singapore Branch, bringing the total facility amount to $180.0 million.

On December 8, 2015, Canadian Solar announced that it has signed a financing agreement pursuant to which Deutsche Bank AG, Tokyo Branch, has agreed to provide a JPY12.0 billion ($97.2 million) senior non-recourse project finance credit facility to the Company for the construction of its 48MWp Kumamoto Mashiki solar power plant in Japan.

On December 7, 2015, Canadian Solar announced it has signed a financing agreement pursuant to which Royal Bank of Scotland has agreed to provide a GBP19.2 million ($29.0 million) term loan to Canadian Solar for the construction of seven solar power plants with a total installed capacity of 38MWp in the United Kingdom.

On November 30, 2015, Canadian Solar announced that Recurrent Energy closed a combined construction and term debt facility with a syndicate of five banks for its 157.5 MWac/ 212 MWp Roserock solar power project in Texas. The project is currently under construction. The electricity generated by the facility will be delivered to Austin Energy pursuant to a 20-year power purchase agreement.

On November 30, 2015, Canadian Solar announced that Recurrent Energy signed a partnership agreement with Southern Power, a subsidiary of Southern Company, giving Southern Power a controlling interest in the Roserock solar power project in Texas.

On November 24, 2015, Canadian Solar announced that, in 2016, it will supply 112 MW of its CS6P-265P PV modules to Sunrun (NASDAQ: RUN), the largest dedicated residential solar company in the United States.

On November 20, 2015, Canadian Solar announced that it won three solar power projects totaling 110MWp in Pirapora, in the state of Minas Gerais, Brazil.  The Company will develop the projects. Once completed and connected to the grid, the electricity generated by the plants will be sold to CCEE (Camara de Comercializacao de Energia Eletrica) under a 20-year power purchase agreement at R$300/MWh (approximately US$78.8/MWh). The three projects are targeted to reach commercial operation by late 2018.

On November 19, 2015, Canadian Solar announced that Recurrent Energy closed a tax equity investment commitment with GE Energy Financial Services, a unit of GE (NYSE: GE), for the 100 megawatt (MWac) Astoria solar power project. Recurrent Energy also closed a debt facility for the Astoria project, which is currently under construction in California.

On November 11, 2015, Canadian Solar announced that the company served as the sole supplier of PV modules for the 2.5 MW solar power plant located in the city of Moncagua, in El Salvador, Central America.

Conference Call Information

The Company will hold a conference call on Thursday, March 10, 2016 at 8:00 a.m. U.S. Eastern Standard time (9:00 p.m., March 10, 2016 in Hong Kong) to discuss the Company’s fourth quarter and full year 2015 results and business outlook. The dial-in phone number for the live audio call is 1-866-318-8620 from the U.S. and +1-617-399-5139 from international locations, with passcode 45509422.  A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 4 hours after the conclusion of the call until 11:00 p.m. on March 17, 2016, U.S. Eastern Daylight Time (11:00 a.m., March 18, 2016 in Hong Kong) and can be accessed by dialing +1-617-801-6888 or +1-888-286-8010 and entering the passcode 24421766.  A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects. In the past 14 years, Canadian Solar has successfully deployed over 13 GW of premium quality modules in over 90 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publically listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on Facebook, Twitter, LinkedIn, or on the website.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany, Japan, the U.S. and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 23, 2015. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statements of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2015	2015	2014	2015	2014

Net revenues	$1,120,278	$849,806	$956,152	$3,467,626	$2,960,627
Cost of revenues	919,826	722,986	771,287	2,890,856	2,379,633

Gross profit	200,452	126,820	184,865	576,770	580,994

Operating expenses:
Selling expenses	39,384	37,248	36,224	149,710	125,797
General and administrative expenses	50,966	54,638	29,274	162,633	76,826
Research and development expenses	4,818	4,055	3,413	17,056	12,057
Total operating expenses	95,168	95,941	68,911	329,399	214,680

Income from operations	105,284	30,879	115,954	247,371	366,314
Other income (expenses):
Interest expense	(17,065)	(13,004)	(12,101)	(54,148)	(48,906)
Interest income	4,209	4,229	4,228	16,831	14,363
Gain(Loss) on change in derivatives	(9,391)	(12,266)	14,859	(12,196)	19,656
Foreign exchange gain (loss)	11,289	17,059	(19,773)	22,882	(32,219)
Investment income	—	—	—	2,342	—
Others	—	—	489	389	1,623
Other expenses, net	(10,958)	(3,982)	(12,298)	(23,900)	(45,483)

Income before income taxes and equity in earnings of unconsolidated investees	94,326	26,897	103,656	223,471	320,831
Income tax (expense) benefit	(30,985)	3,860	(27,478)	(49,512)	(77,431)
Equity in earnings(loss) of unconsolidated investees	(1,012)	(113)	(7)	(643)	487
Net income	62,329	30,644	76,171	173,316	243,887

Less: Net income attributable to non-controlling interests	31	271	436	1,455	4,385

Net income attributable to Canadian Solar Inc.	$62,298	$30,373	$75,735	$171,861	$239,502

Earnings per share - basic	$1.11	$0.54	$1.37	$3.08	$4.40
Shares used in computation - basic	55,942,143	55,898,768	55,157,017	55,728,903	54,408,037
Earnings per share - diluted	$1.05	$0.53	$1.28	$2.93	$4.11
Shares used in computation - diluted	60,339,702	60,256,241	60,206,680	60,426,056	59,354,615

Canadian Solar Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended			Twelve Months Ended
	December 31,	September30,	December 31,	December 31,	December 31,
	2015	2015	2014	2015	2014
Net Income	62,329	30,644	76,171	173,316	243,887
Other comprehensive income, net of tax:
Foreign currency translation adjustment	(6,739)	(53,082)	(11,272)	(75,687)	(32,440)
Others	(13)	2,091	—	2,078	—
Comprehensive income (loss)	55,577	(20,347)	64,899	99,707	211,447
Less: comprehensive income attributable to non-controlling interests	4,294	568	723	7,759	5,798
Comprehensive income (loss) attributable to Canadian Solar Inc.	51,283	(20,915)	64,176	91,948	205,649

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of US Dollars)

	December 31,	December 31,
	2015	2014
Current assets:
Cash and cash equivalents	$553,079	$549,543
Restricted cash — current	534,707	439,961
Accounts receivable trade, net	426,803	366,939
Accounts receivable, unbilled	8,206	27,126
Amounts due from related parties	104,579	4,217
Inventories	334,489	432,325
Value added tax recoverable	44,615	20,271
Advances to suppliers — current	31,886	47,172
Derivative assets — current	6,259	9,643
Project assets — current	111,317	235,228
Prepaid expenses and other current assets	108,153	183,461
Total current assets	2,264,093	2,315,886
Restricted cash — non-current	46,897	35,224
Property, plant and equipment, net	1,526,496	469,349
Deferred tax assets, net	97,134	66,856
Prepaid land use rights	34,089	13,286
Investments in affiliates	187,131	38,823
Intangible assets, net	78,938	6,606
Goodwill	7,609	—
Derivative assets — non-current	2,072	—
Project assets — non-current	2,814	69,283
Other non-current assets	169,981	57,111
TOTAL ASSETS	$4,417,254	$3,072,424
Current liabilities:
Short-term borrowings	$1,156,576	$725,513
Accounts and notes payable	985,757	800,989
Amounts due to related parties	90,002	17,592
Other payables	159,886	112,584
Advances from customers	76,207	111,974
Derivative liabilities — current	35,228	445
Other current liabilities	152,668	180,168
Total current liabilities	2,656,324	1,949,265
Accrued warranty costs	65,193	54,644
Convertible notes	150,000	150,000
Long-term borrowings	606,577	134,300
Derivative liabilities — non-current	17,358	—
Liability for uncertain tax positions	14,468	15,579
Deferred tax liabilities — non-current	19,030	10,345
Loss contingency accruals	23,500	26,206
Other non-current liabilities	32,294	—
Total LIABILITIES	3,584,744	2,340,339
Redeemable non-controlling interests	—	2,511
Equity:
Common shares	677,103	675,236
Additional paid-in capital	(17,139)	(25,682)
Retained earnings	218,860	46,999
Accumulated other comprehensive income (loss)	(59,856)	20,058
Total Canadian Solar Inc. shareholders’ equity	818,968	716,611
Non-controlling interests in subsidiaries	13,542	12,963
TOTAL EQUITY	832,510	729,574
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$4,417,254	$3,072,424

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